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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 19
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                                  I.H.H. CORP.
                              INVACARE CORPORATION
                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    18139610
                     (CUSIP Number of Class of Securities)
                            ------------------------

                            THOMAS R. MIKLICH, ESQ.
  CHIEF FINANCIAL OFFICER, GENERAL COUNSEL, TREASURER AND CORPORATE SECRETARY
                              INVACARE CORPORATION
                              899 CLEVELAND STREET
                               ELYRIA, OHIO 44035

                           TELEPHONE: (216) 329-6000
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                    COPY TO:
                             ROBERT E. SPATT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                           TELEPHONE: (212) 455-2000
                            ------------------------

                           CALCULATION OF FILING FEE

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                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                      $208,851,120                                                $41,771
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*   Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company and the associated Preferred Stock Purchase Rights at
    $15.00 cash per share, the number of shares outstanding as reported as of
    May 1, 1997 in the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 of the Subject Company and the number of options outstanding as of December 31, 1996 as reported in the Annual Report on Form
    10-K for the fiscal year ended December 31, 1996 of the Subject Company, less the number of shares owned by the Parent and the Purchaser.
**  1/50 of 1% of Transaction Valuation. An aggregate of $37,554 has previously been paid in connection with the filing of the Schedule 14D-1 on January 27,
    1997 and Amendment No. 8 thereto on April 1, 1997.
/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID:                               FILING PARTY:
    FORM OR REGISTRATION NO.:                              DATE FILED:

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    This Amendment No. 19 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on January 27, 1997 (as amended, the "Schedule 14D-1") relating to the offer by I.H.H. Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and unless and until the Purchaser declares that the Rights Condition as defined in the Offer to Purchase referred to below is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, as amended, dated as of May 22, 1995, between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent, at a purchase price of $13.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

    The Schedule 14D-1 is hereby amended and supplemented as follows:

    On June 2, 1997, the Parent and the Purchaser filed a Motion for Summary Judgment on Parent's Dead-Hand Elimination Proposal Counterclaim and a memorandum opposing the Company's motion for summary judgment on Company's Dead-Hand Elimination Proposal Counterclaim and in support of the Motion for Summary Judgment on Parent's Dead-Hand Elimination Proposal Counterclaim. A copy of the memorandum filed by the Parent and the Purchaser is set forth in Exhibit 11(g)(14).

    On June 4, 1997, the Parent issued a press release announcing that the Purchaser had increased the cash purchase price for all outstanding Shares of the Company in the Offer to $15.00 per Share, net to the Seller in cash without interest thereon, upon the other terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The full text of the press release is set forth in Exhibit 11(a)(28) and is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(28)  Press Release issued by the Parent on June 4, 1997.

    (g)(14)  Memorandum filed by the Parent and the Purchaser on June 2, 1997.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                INVACARE CORPORATION

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  Chief Financial Officer

                                I.H.H. CORP.

                                By:            /s/ THOMAS R. MIKLICH
                                     -----------------------------------------
                                     Name: Thomas R. Miklich
                                     Title:  President

Date: June 4, 1997
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                                 EXHIBIT INDEX

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      EXHIBIT                                                                                                  PAGE
        NO.                                               DESCRIPTION                                           NO.
-------------------  --------------------------------------------------------------------------------------  ---------

Exhibit 11(a)(28)    Press Release issued by the Parent on June 4, 1997....................................

Exhibit 11(g)(14)    Memorandum filed by the Parent and the Purchaser on June 2, 1997......................
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